Mail Stop 4561

March 23, 2006

John C. Popeo
Treasurer, Chief Financial Officer and Secretary
HRPT Properties Trust
400 Centre Street
Newton, Massachusetts 02458

Re: **HRPT Properties Trust**
        Preliminary Proxy Statement
        Filed March 14, 2006
        File No. 01-09317

Dear Mr. Popeo:

        This is to advise you that we have conducted only a limited review of your preliminary proxy statement. Based on that limited review, we have the following comments.

<u>General</u>

1.   Your disclosure in Proposal 4 indicates that by approving an amendment to your declaration of trust that permits you to issue shares without certificates, shareholders are also approving an amendment to your declaration of trust that removes your obligation to deliver certain reports to shareholders. In accordance with Rule 14a-4(a)(3), please unbundle these provisions to provide shareholders the opportunity to vote on each of these matters separately. For further guidance, please see the Fifth Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (September 2004).   Please ensure that consistent revisions are made elsewhere in the proxy statement and on the proxy card.

2.   Please revise your proxy statement to expand your discussion of Proposal 4. For example, identify the reports that you will not be obligated to deliver if investors approve the Proposal.

* * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Matthew Barron, Esq. *(via facsimile)*